Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company Overview

As of April 4, 2018, the fleet consisted of 65 double-hull vessels with an average age of 7.5 years, comprising of 60 conventional tankers, two LNG carriers and three suezmax DP2 shuttle tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. The current operational fleet consists of three VLCCs, 16 suezmaxes (including three DP2 shuttle tankers), 17 aframaxes, 3 aframax LR2s, 11 panamax LR1s, six handymaxes, seven handysizes and two LNG carriers. All vessels are owned by our subsidiaries, other than two suezmax tankers which are bareboat chartered-in by our subsidiaries. The charter rates that we obtain for these services are determined in a highly competitive global tanker charter market. The tankers operate in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months in various regions around the world tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in available vessel supply are also a contributing factor in affecting the cyclicality and overall volatility present in the tanker sector which is reflected both in charter rates and asset values.

Financial Analysis

(Percentage calculations are based on the actual amounts shown in the accompanying consolidated financial statements)

Year ended December 31, 2017 versus year ended December 31, 2016

Voyage revenues

Voyage revenues earned in 2017 and 2016 per charter category were as follows:

	2017		2016
	U.S. $ million	% of total	U.S. $ million	% of total
Time charter-bareboat	3.8	1%	5.5	1%
Time charter-fixed rate	222.1	42%	166.8	35%
Time charter-variable rate (profit share)	106.7	20%	76.0	16%
Voyage charter-contract of affreightment	38.5	7%	29.8	6%
Voyage charter-spot market	158.1	30%	203.7	42%

Total voyage revenue	529.2	100%	481.8	100%

Revenue from vessels amounted to $529.2 million during the year ended December 31, 2017 compared to $481.8 million during 2016, a 9.8% increase. There was an average of 62.6 vessels operating in 2017 compared to an average of 52.6 vessels in 2016, the increase relates to the acquisition and delivery of ten vessels between October 2016 and October 2017. In January 2017, a subsidiary of the Company took delivery of the VLCC Hercules I and in March 2017 another subsidiary of the Company took delivery of the DP2 suezmax shuttle tanker Lisboa. Between February and October 2017, subsidiaries of the Company took delivery of the remaining five aframax crude carriers built for charter to Statoil, namely Marathon TS, Sola TS, Oslo TS, Stavanger TS and Bergen TS. In the fourth quarter of 2016, the Company acquired the aframax crude carriers Leontios H and Parthenon TS and the LNG carrier Maria Energy. Based on the total days that the vessels were actually employed as a percentage of the days that we owned the vessels, the fleet enjoyed 96.7% employment in 2017 compared to 96.5% in 2016, the lost time being mainly due to the twelve dry-dockings performed during the year, while in 2016 there were eleven dry-dockings.

Market conditions for tankers continued to remain weak, with rates declining to their lowest level in several years. The decline was mostly due to soft rates encountered in the spot market as a result of increased supply of vessels in the market, production and export cuts by leading suppliers (notably OPEC countries), high crude and product inventories, and a reduction of refinery output.

The average time charter equivalent rate per vessel achieved for the year 2017 was $18,931 per day, down 7.3% from $20,412 per day in 2016. Our aframax tankers, which were trading mostly on spot charters during the year, suffered an average fall of 12% in average time charter equivalent rates from the previous year. Approximately 70% of the fleet was operating on time-charter. The revenue generated from these vessels was enough to cover all the operating expenses, commissions, finance costs and overhead costs of the whole fleet. Our suezmax tankers, which were trading mostly on spot and on time charters with profit sharing arrangements, earned an average time charter equivalent rate 22% lower than in 2016.

Average daily TCE rates earned for the years ended December 31, 2017 and 2016 were:

	Year ended December 31,
	2017	2016
	U.S. $	U.S. $
LNG carrier	23,641	23,810
VLCC	26,490	28,564
Suezmax	19,296	24,818
DP2 shuttle	49,654	49,137
Aframax	18,818	21,425
Panamax	15,932	15,269
Handymax	14,223	15,029
Handysize	10,909	11,885

TCE is calculated by taking voyage revenue less voyage expenses divided by the number of operating days. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bare-boat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and operating days):

	Year ended December 31,
	2017	2016
Voyage revenues	$529,182	$481,790
Less: Voyage expenses	(113,403)	(106,403)
Add: Representative operating expenses for Bareboat charter ($10,000 daily)	2,500	3,660

Time charter equivalent revenues	$418,279	$379,047

Divided by: net earnings (operating) days	22,095	18,570
Average TCE per vessel per day	$18,931	$20,412

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per vessel on spot/ COA
	Year ended December 31,		% increase/ (decrease)	Year ended December 31,		% increase/ (decrease)
	2017	2016		2017	2016
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Bunkering expenses	56.2	47.3	18.8%	8,483	6,098	39.1%
Port and other expenses	37.2	40.1	(7.3)%	5,606	5,165	8.5%
Commissions	20.0	19.0	5.3%	3,018	2,447	23.3%

Total voyage expenses	113.4	106.4	6.6%	17,107	13,710	24.8%

Days on spot and Contract of Affreightment (COA) employment				6,629	7,761	(14.6)%

Voyage expenses include port charges, agents’ fees, canal dues and bunker (fuel) costs relating to spot charters or contracts of affreightment. These voyage expenses are borne by the Company unless the vessel is on time-charter or operating in a pool, in which case they are borne by the charterer or by the pool operators. Commissions are borne by the Company for all types of charter. Voyage expenses were $113.4 million during 2017 compared to $106.4 million in 2016, a 6.6% increase. The total operating days on spot charters and contracts of affreightment totaled 6,629 days in 2017, and in 2016 at 7,761 days, a 14.6% reduction.

Voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot charter or contract of affreightment. Bunkering purchases typically make the largest part of voyage expenses and therefore the usual volatility and price swings of crude oil in any given year affect bunker prices and subsequently voyage expenses. Both crude oil and global bunker prices recovered during 2017 from the multi-year lows of 2016 with the price of Brent increasing on average 21.3% between the two years and the price of our bunkers increasing by 35.8% in the same period. This resulted in a 35.8% increase in the average delivered price paid by the Company for the bunkers procured globally during 2017, and an 18.8% increase in the annual bunkering expenses of the fleet. Also, during 2017, there was a decrease of 7.3% in the amount of port expenses that vessels operating on spot and COA employment bearing voyage expenses incurred, due to reduced employment of vessels on spot and COA. On a per relevant vessel basis the average daily voyage expense increased by 24.8% due mainly to the increase in price of oil.

Commissions in 2017 totaled $20.0 million compared to $19.0 million in 2016, a 5.3% increase. Commissions were 3.8% of revenue from vessels in 2017 and 3.9% in 2016. The increase in total commission charges relates mainly to the increase in revenue and lower commissions payable on those new vessels which had pre-arranged charter terms.

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per vessel
	2017	2016		2017	2016
	U.S.$ million	U.S.$ million	% increase/ (decrease)	U.S.$	U.S.$	% increase/ (decrease)
Crew expenses	105.5	85.5	23.4%	4,663	4,528	3.0%
Insurances	16.4	14.5	13.2%	727	769	(5.5)%
Repairs and maintenance, and spares	22.2	20.1	10.6%	982	1,063	(7.6)%
Stores	10.2	8.5	20.3%	451	449	0.5%
Lubricants	7.1	6.2	14.3%	313	328	(4.5)%
Other (quality and safety, taxes, registration fees, communications)	11.4	11.1	2.7%	502	591	(14.9)%
Foreign currency losses	1.1	0.7	68.7%	50	35	40.9%

Total operating expenses	173.9	146.6	18.6%	7,688	7,763	(1)%

Earnings capacity days excluding vessel on bare-boat charter				22,600	18,878

Vessel operating expenses include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains or losses. Total operating costs were $173.9 million in 2017, compared to $146.6 million during 2016, an increase of 18.6%, almost entirely due to the operating expenses of the new vessels acquired during the year in all cost categories, including the addition of a VLCC and DP2 suezmax shuttle tanker for most of the year, both of which incur higher operating expenses than smaller conventional tankers.

Average operating expenses per ship per day for the fleet decreased to $7,688 for 2017 from $7,763 in 2016, despite the fact that the U.S. dollar weakened by approximately 9% over the course of 2017, which impacted crew costs, as most of the vessel officers are paid in Euro. Average daily crew costs per vessel also increased due to foreign crew income tax, borne by the Company. The weaker U.S. dollar also negatively affected the cost of stores, spares and services purchased in Europe. These increases were offset by reduced average daily vessel expenditure on repairs, insurances, repairs and spares as a result of cost-effective ship management by the technical managers.

Depreciation and Amortization

Depreciation and amortization charges totaled $139.0 million in 2017 compared to $113.4 million in 2016, a 22.6% increase.

Depreciation amounted to $131.9 million in 2017 compared to $107.1 million during 2016, an increase of $24.8 million, or 23.1%. The increase is due to the addition of seven vessels to the fleet in 2017 without any vessel disposals until the end of the year.

We amortize the cost of dry-dockings related to classification society surveys over the period to the next dry-docking, and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During 2017, amortization of deferred dry-docking costs was $7.1 million for 12 dry-dockings compared to $6.3 million for 11 vessels in dry-dock in 2016. The dry-dockings in 2017 included one relating to the DP2 shuttle tanker Rio 2016, which required higher costs than conventional tankers.

General and administrative expenses

Management fees, including those paid to third-party managers, totaled $21 million during 2017, compared to $17.7 million in 2016, an 18.9% increase due to the addition of seven vessels as mentioned above.

The Company pays Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes compensation for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there is a prorated adjustment if at the beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12-month Euribor, if both parties agree. There was no increase in management fees payable to the management company in 2017. During 2017, all the vessels in the fleet have been managed by TCM, apart from the LNG carriers Neo Energy and Maria Energy, the VLCCs Ulysses, Hercules I, Millennium, the suezmax Eurochampion 2004 and the aframaxes Maria Princess and Sapporo Princess, which have been managed by third-party managers. Monthly management fees for operating conventional vessels are $27,500 per month, since January 1, 2012. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for Neo Energy and Maria Energy are $36,350, of which $10,000 is payable to the management company and $26,350 to the third-party manager. Management fees for the DP2 suezmax shuttle tankers are $35,000 per month. Management fees for Eurochampion 2004, Maria Princess, Sapporo Princess and VLCCs Hercules I and Ulysses are $27,500 per month, of which $14,219 is payable to a third-party manager. Management fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

Office general and administrative expenses consist primarily of professional fees, investor relations, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. Office general and administrative expenses in 2017 totaled $4.2 million compared to $4.9 million in 2016, a 12.6% decrease mainly due to reduced legal fees, a decrease in promotional activity, and a reduction in overall directors’ fees.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management, the management incentive award, any special awards, (described below) and stock compensation expense, all together represent the overhead of the Company. On a per vessel basis, daily overhead costs were $1,152 in 2017 compared to $1,331 in 2016, a 13.4% decrease being mainly due to a reduced management incentive award as described below.

In June 2017, the Board of Directors decided to reward the management company with an award of $0.6 million based on various performance criteria and taking into account cash availability and market volatility. The award is accounted for on a straight-line basis within the year it is determined. A separate award of $0.6 million was granted in 2017 to Tsakos Energy Management in relation to services provided towards a public offering in 2017, which was included as a deduction of additional paid in capital in the accompanying Consolidated Financial Statements. In 2016, the award based on various criteria, amounted to $2.6 million determined, paid and accounted for within 2016. In 2015, a specific award relating to the performance in 2014 amounting to $1.1 million was accounted for. An award of $0.4 million was also granted to Tsakos Energy Management in relation to services provided towards public offerings during 2015, which was included as a deduction of additional paid in capital in the accompanying Consolidated Financial Statements.

In addition, in 2017, it was decided by the Board of Directors that a stock compensation award of 110,000 restricted stock units should be awarded to non-executive directors to vest immediately, the cost of which is based on the share price of the stock on the date that the directors were notified. The total cost was $0.5 million, which is included in General and administrative expenses. A similar award, amounting to 87,500 restricted stock units was made in 2016, with a cost of $0.5 million. There was no similar award during 2015.

Loss on sale of vessels

Two vessels, the suezmaxes Eurochampion 2004 and Euronike (both built 2005), were sold in the fourth quarter of 2017 to the same third party as part of sale and leaseback arrangements. The combined sales price was $65.2 million. Net proceeds after a seller’s credit of $13.0 million and costs amounted to $51.6 million. After a prepayment of related loans totaling $36.0 million, there was $15.6 million of cash available to the Company. There was a combined loss on the sale of the vessels totaling $3.9 million. The two vessels have been chartered back to the Company on a five-year bare-boat charter at the end of which the seller’s credit will be returned to the Company or earlier if the vessels are sold within five years. There were no vessel sales during 2016. In July 2015, the suezmax tanker Triathlon and product carrier Delphi were sold for combined net proceeds of $42.8 million, resulting in a combined net gain of $2.1 million and freeing cash totaling $19.6 million after the prepayment of related loans.

Vessel impairment charge

During 2017, vessel values failed to increase from those of 2016. As a result, 60 of our vessels had carrying values in excess of market values. Apart from one VLCC, the remainder of our fleet is for the most part young, with an average age of 7.7 years as of December 31, 2017 and in all these cases, except for one suezmax crude carrier, the vessels are expected to generate considerably more cash during their remaining expected lives than their carrying values as at December 31, 2017. The Company’s cash flow tests per vessel for assessing whether an impairment charge was required indicated that an impairment charge of $4.8 million was required for the suezmax crude carrier Silia T as at December 31, 2017, based on Level 2 inputs of the fair value hierarchy, as determined by management taking into consideration valuations from independent marine valuers. An impairment loss of $4.1 million was also recorded in 2017 for the vessel Millennium as the result of the vessel’s classification as held for sale as of December 31, 2017. There was no indication that an impairment charge was required for the vessels in the fleet at December 31, 2016 and 2015.

Operating income

For 2017, income from vessel operations was $63.5 million compared to $89.8 million in 2016, a decrease of 29.3%.

Interest and finance costs, net

	2017	2016
	U.S.$ million	U.S.$ million
Loan interest expense	59.8	37.8
Interest rate swap cash settlements—hedging	2.5	3.6
Less: Interest capitalized	(0.4)	(4.0)

Interest expense, net	61.9	37.4
Interest rate swap cash receipts—hedging	(3.7)	—
Interest rate swap cash settlements—non-hedging	—	1.1
Bunkers non-hedging instruments cash settlements	(2.3)	0.1
Change in fair value of non-hedging bunker instruments	(3.4)	(3.6)
Change in fair value of non-hedging interest rate swaps	—	(1.0)
Amortization of loan expenses	4.2	1.8
Bank loan charges	0.1	0.1

Net total	56.8	35.9

Interest and finance costs, net, were $56.8 million for 2017 compared to $35.9 million for 2016, a 58.4% increase. Loan interest, excluding payment of swap interest, increased to $59.8 million from $37.8 million, a 58.2% increase partly due to the increase in outstanding principal amount of loans by over 16.8% as a result of the financing of the newbuildings.

Cash settlements on both hedging and non-hedging interest rate swaps, based on the difference between fixed payments and variable six and three-month LIBOR, was $1.2 million positive in 2017 compared to $4.7 million negative in 2016. The decrease is mainly attributed to early termination of four interest rate swaps in early 2017, which resulted in cash receipts of $3.7 million.

The average loan financing cost in 2017, including the impact of all interest rate swap cash settlements, was 3.4% compared to 2.7% for 2016. Capitalized interest, which is based on expenditures incurred to date on vessels under construction, was $0.4 million in 2017, compared to $4.0 million in 2016, the decrease being due to completion of the fifteen vessel newbuilding program in 2017.

In 2016, the Company held one interest rate swap that did not meet hedge accounting criteria. The specific swap expired on April 10, 2016. There was no non-hedging interest rate swap as of December 31, 2017.

During 2017, the Company entered into two call option agreements and paid a premium of $0.2 million and earned $1.2 million for those options and earned $1.3 million from nine bunker swap agreements which were entered into during the year. During 2016, the Company entered two bunker call options and paid a premium of $0.3 million and earned $0.2 million.

The changes in fair value of these bunker call options during 2017 and 2016, amounting to $1.2 million (negative) and $1.1 million (positive), respectively, have been included in Change in fair value of non-hedging bunker instruments in the table above.

During 2016, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by vessel Ulysses. The changes in fair value during 2017 and 2016 amounting to $0.8 million (positive) and $2.5 million (positive) of these financial instruments have been included in “Change in fair value of non-hedging bunker instruments” in the table above. During 2017, the Company entered into nine bunker swap agreements. The changes in fair value of those swaps amounted to $3.8 million (positive).

Amortization of loan expenses was $4.2 million in 2017 compared to $1.8 million in 2016 due to the new financing obtained for the new building program. Other bank charges amounted to $0.1 million in both 2017 and 2016.

Interest income

Interest income in 2017 amounted to $1.1 million compared to $0.6 million in 2016. The increase is due to higher interest rates in 2017 compared to 2016 and to larger amounts of cash held in the earlier part of 2017, following the raising of $115.0 million in a preferred stock offering.

Non-controlling interest

Net income attributable to the non-controlling interest (49%) in the subsidiary, which owns the companies owning the vessels Maya and Inca amounted to $1.6 million in 2017 and $0.7 million in 2016. The increase is due to the more favorable time-charters entered into by the vessels during the course of 2017.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net income attributable to Tsakos Energy Navigation Limited for 2017 was $7.6 million, or a loss of $0.19 per share basic and diluted, after taking into account the cumulative dividend of $23.8 million on our preferred shares, versus net income of $55.8 million, or $0.47 per share basic and diluted, after taking into account the cumulative dividend of $15.9 million on our preferred shares for 2016.

Financial Analysis

(Percentage calculations are based on the actual amounts shown in the accompanying consolidated financial statements)

Year ended December 31, 2016 versus year ended December 31, 2015

Voyage revenues

Voyage revenues earned in 2016 and 2015 per charter category were as follows:

	2016		2015
	U.S. $ million	% of total	U.S. $ million	% of total
Time charter-bareboat	5.5	1%	0.8	0%
Time charter-fixed rate	166.8	35%	159.8	27%
Time charter-variable rate (profit share)	76.0	16%	80.9	14%
Pool arrangement	—	0%	6.6	1%
Voyage charter-contract of affreightment	29.8	6%	25.9	4%
Voyage charter-spot market	203.7	42%	313.7	54%

Total voyage revenue	481.8	100%	587.7	100%

Revenue from vessels amounted to $481.8 million during the year ended December 31, 2016 compared to $587.7 million during 2015, an 18.0% decrease. There was an average of 52.6 vessels operating in 2016 compared to an average of 49.2 vessels in 2015, the increase relating to the acquisition and delivery of nine vessels. In February 2016, the Company acquired the second-hand suezmax tanker Decathlon and in May 2016 took delivery of the VLCC Ulysses. Between June and November 2016, the Company took delivery of the first four aframax crude carriers built for charter to Statoil, namely Elias Tsakos, Thomas Zafiras, Leontios H and Parthenon TS. The newbuild LR1 product carriers, Sunray and Sunrise were delivered to the Company in August 2016 and September 2016, respectively, for charter to Shell. In November 2016, the Company took delivery of the newbuild LNG carrier, Maria Energy. Based on the total days that the vessels were actually employed as a percentage of the days that we owned the vessels, the fleet enjoyed 96.5% employment compared to 97.9% in the previous year, the lost time being mainly due to the eleven dry-dockings performed during the year, while in 2015 there were nine dry-dockings.

Market conditions for tankers declined in 2016 following a strong 2015, and a falsely promising start to 2016. The decrease in revenue was mostly due to soft rates encountered in the spot market and in part to the unavailability of the LNG carrier Neo Energy, due to repositioning and dry-docking in preparation for its storage charter. Specifically, the soft market was due to increased supply of vessels in the market, disruption of crude oil supplies in the Atlantic basin and a reduction of refinery output.

The average time charter equivalent rate per vessel achieved for the year 2016 was $20,412 per day, down 21.3% from $25,940 per day in 2015. Our aframax tankers, which were trading mostly on spot charters during the year, suffered an average fall of 25% in average time charter equivalent rates from the previous year. Our suezmax tankers, which were trading mostly on spot and on time charters with profit sharing arrangements, earned an average time charter equivalent rate 24% lower than in 2015.

Average daily TCE rates earned for the year ended December 31, 2016, and 2015 were:

	Year ended December 31,
	2016	2015
	U.S. $	U.S. $
LNG carrier	23,810	78,488
VLCC	28,564	45,828
Suezmax	24,818	32,453
DP2 shuttle	49,137	48,360
Aframax	21,425	28,479
Panamax	15,269	15,030
Handymax	15,029	15,318
Handysize	11,885	17,650

TCE is calculated by taking voyage revenue less voyage expenses divided by the number of operating days. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bare-boat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and operating days):

	Year ended December 31,
	2016	2015
Voyage revenues	$481,790	$587,715
Less: Voyage expenses	(106,403)	(131,878)
Add: Representative operating expenses for Bareboat charter ($10,000 daily)	3,660	560

Time charter equivalent revenues	$379,047	$456,397

Divided by: net earnings (operating) days	18,570	17,594
Average TCE per vessel per day	$20,412	$25,940

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per vessel
	Year ended December 31,		% increase/ (decrease)	Year ended December 31,		% increase/ (decrease)
	2016	2015		2016	2015
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Bunkering expenses	47.3	65.3	(27.5)%	6,098	8,392	(27.3)%
Port and other expenses	40.1	43.8	(8.6)%	5,165	5,635	(8.3)%
Commissions	19.0	22.7	(16.5)%	2,447	2,921	(16.2)%

Total voyage expenses	106.4	131.8	(19.3)%	13,710	16,948	(19.1)%

Days on spot and Contract of Affreightment (COA) employment				7,761	7,781	(0.3)%

Voyage expenses include port charges, agents’ fees, canal dues and bunker (fuel) costs relating to spot charters or contracts of affreightment. These voyage expenses are borne by the Company unless the vessel is on time-charter or operating in a pool, in which case they are borne by the charterer or by the pool operators. Commissions are borne by the Company for all types of charter. Voyage expenses were $106.4 million during 2016 compared to $131.8 million in 2015, a 19.3% decrease. The total operating days on spot charters and contracts of affreightment totaled 7,761 days in 2016, almost the same as in 2015 at 7,781 days.

Voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot charter or contract of affreightment. In 2016, the decrease in voyage expenses was primarily due to a 27.5% decrease in the bunkering expenses due partly to a decrease in bunker prices of 16.3% and partly to a reduction of 5.8% in the volume of bunker purchases, while the number of days that the vessels were operating in types of employment bearing voyage expenses were stable between 2016 and 2015, as indicated above. Also, during 2016, there was a modest decrease of 8.6% in amount of port expenses that vessels operating on spot and COA employment bearing voyage expenses incurred. On a per relevant vessel basis the average daily voyage expense decreased by 19.1%.

Commissions in 2016 totaled $19.0 million compared to $22.7 million in 2015, a 16.5% decrease. Commissions were 3.9% of revenue from vessels in both 2016 and 2015. The decrease in total commission charges relates mainly to the decrease in revenue.

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per vessel
	2016	2015		2016	2015
	U.S.$ million	U.S.$ million	% increase/ (decrease)	U.S.$	U.S.$	% increase/ (decrease)
Crew expenses	85.5	79.6	7.4%	4,528	4,447	1.8%
Insurances	14.5	15.2	(4.3)%	769	847	(9.2)%
Repairs and maintenance, and spares	20.1	20.7	(3.1)%	1,063	1,157	(8.1)%
Stores	8.5	8.8	(4.1)%	449	492	(8.8)%
Lubricants	6.2	6.8	(8.9)%	328	379	(13.5)%
Other (quality and safety, taxes, registration fees, communications)	11.1	11.1	0.8%	591	618	(4.4)%
Foreign currency gains/(losses)	0.7	(0.1)	(649)%	35	(7)	(621)%

Total operating expenses	146.6	142.1	3.2%	7,763	7,933	(2.1)%

Earnings capacity days excluding vessel on bare-boat charter				18,878	17,914

Vessel operating expenses include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains or losses. Total operating costs were $146.6 million in 2016, compared to $142.1 million during 2015, an increase of 3.1%, primarily due to the new vessels acquired during the year, and more specifically due to increases in crew costs offset by reduced expenditure on insurances, repairs and spares, and supplies as a result of cost-effective ship management by the technical managers. There was no significant impact from foreign exchange differences, the US$ and Euro remaining relatively stable in the year.

Average operating expenses per ship per day for the fleet decreased to $7,763 for 2016 from $7,933 in 2015. This was partly due to the decrease in overall operating costs described above and in the additional vessels to which the overall costs are spread.

Another factor, not easily quantifiable, is that newer vessels are built to specifications that result in lower running costs.

Depreciation and Amortization

Depreciation and amortization charges totaled $113.4 million in 2016 compared to $105.9 million in 2015, a 7.1% increase.

Depreciation amounted to $107.1 million in 2016 compared to $99.6 million during 2015, an increase of $7.5 million, or 7.6%. The increase is due to the addition of nine vessels to the fleet in 2016 without any vessel disposals. In February 2016, the Company acquired the second-hand suezmax tanker Decathlon and in May 2016 took delivery of the VLCC Ulysses. Between June and November 2016, the Company took delivery of the first four aframax crude carriers built for charter to Statoil, namely Elias Tsakos, Thomas Zafiras, Leontios H and Parthenon TS. In August and September 2016, the newbuild LR1 product carriers, Sunray and Sunrise were delivered to the Company, respectively, for charter to Shell. In November 2016, the Company took delivery of the newbuild LNG carrier, Maria Energy. In 2015, depreciation was reduced by the impact of the sale of the suezmax Triathlon and handysize product carrier Delphi in July 2015.

We amortize the cost of dry-dockings related to classification society surveys over the period to the next dry-docking, and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During 2016, amortization of deferred dry-docking costs was $6.3 million, marginally less than in 2015. In 2016, eleven vessels undertook dry-docking compared to nine vessels in 2015. However, in 2015, there was an exceptional write-off of $0.9 million deferred charges relating to the product carrier Delphi when accounted for as held for sale at June 30, 2015.

General and administrative expenses

Management fees, including those paid to third-party managers, totaled $17.7 million during 2016, compared to $16.6 million in 2015, a 6.3% increase due to the addition of nine vessels as mentioned above. In 2015, total management fees were reduced by the sale of two vessels in mid-2015.

The Company pays to Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes compensation for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there is a prorated adjustment if at the beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12-month Euribor, if both parties agree. There was no increase in management fees payable to the management company in 2016 and 2015. During 2016, all the vessels in the fleet have been managed by TCM, apart from the LNG carriers Neo Energy and Maria Energy, the VLCC Ulysses, the suezmax Eurochampion 2004 and the aframaxes Maria Princess and Sapporo Princess, which have been managed by third-party managers. Monthly management fees for operating conventional vessels are $27,500 per month, since January 1, 2012. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for Neo Energy and Maria Energy are $35,833, of which $10,000 are payable to the management company and $25,833 to the third-party manager. Management fees for the DP2 suezmax shuttle tankers are $35,000 per month. Management fees for Eurochampion 2004, Maria Princess, Sapporo Princess and VLCC Ulysses are $27,500 per month, of which $13,940 are payable to a third-party manager, and $14,219 for the aframax vessel Sapporo Princess. Management fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

Office general and administrative expenses consist primarily of professional fees, investor relations, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. Office general and administrative expenses in 2016 totaled $4.9 million compared to $4.1 million in 2015, a 20.7% increase mainly due to increased investor relations non-deal road shows and events, and increased directors’ fees, offset by reduced professional fees.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management, the management incentive award, any special awards described below and stock compensation expense, all together represent the overhead of the Company. On a per vessel basis, daily overhead costs were $1,331 in 2016 compared to $1,212 in 2015, a 9.8% increase being mainly due to the 2016 management incentive award of $2.6 million and stock compensation award of $0.5 million described below (total awards in 2015 amounted to $1.1 million).

In May 2016, the Board of Directors decided to reward the management company with an award of $2.6 million based on various performance criteria and taking into account cash availability and market volatility. The award is accounted for on a straight-line basis within the year it is determined. In 2015, a specific award relating to the performance of 2014 amounting to $1.1 million was accounted for. There was no incentive award based on 2015 profitability accounted for within 2015. An award of $0.4 million was granted to Tsakos Energy Management in relation to services provided towards public offerings during 2015, which was included as a deduction of additional paid in capital in the accompanying Consolidated Financial Statements.

In addition, in 2016, it was decided by the Board of Directors that a stock compensation award of 87,500 restricted stock units should be awarded to non-executive directors to vest immediately, the cost of which is based on the share price of the stock on the date that the directors were notified. The total cost was $0.5 million, which is included in General and administrative expenses. There was no similar award during 2015.

Gain on sale of vessels

There were no vessel sales during 2016. In July 2015, the suezmax tanker Triathlon and product carrier Delphi were sold for combined net proceeds of $42.8 million, resulting in a combined net gain of $2.1 million and freeing cash totaling $19.6 million after the prepayment of related loans.

Vessel impairment charge

During 2016, vessel values declined. As a result, 54 of our vessels had carrying values in excess of market values. Apart from one VLCC, the remainder of our fleet is for the most part young, with an average age of 7.9 years as of December 31, 2016, and in all these cases the vessels are expected to generate considerably more cash during their remaining expected lives than their carrying values as at December 31, 2016. The Company’s cash flow tests per vessel for assessing whether an impairment charge was required did not indicate that such an impairment charge was required for any vessel of the fleet at December 31, 2016 and 2015.

Operating income

For 2016, income from vessel operations was $89.8 million compared to $188.1 million in 2015, a decrease of 52.2%.

Interest and finance costs, net

	2016	2015
	U.S.$ million	U.S.$ million
Loan interest expense	37.8	29.2
Interest rate swap cash settlements—hedging	3.6	2.8
Less: Interest capitalized	(4.0)	(3.4)

Interest expense, net	37.4	28.6

	2016	2015
	U.S.$ million	U.S.$ million
Interest rate swap cash settlements—non-hedging	1.1	2.2
Bunkers non-hedging instruments cash settlements	0.1	8.8
Change in fair value of non-hedging bunker instruments	(3.6)	(6.9)
Change in fair value of non-hedging interest rate swaps	(1.0)	(2.2)
Amortization of loan expenses	1.8	1.3
Bank loan charges	0.1	0.1
Gain on the prepayment of a loan, net	—	(3.2)
Other finance costs	—	1.3

Net total	35.9	30.0

Interest and finance costs, net, were $35.9 million for 2016 compared to $30.0 million for 2015, a 19.5% increase. Loan interest, excluding payment of swap interest, increased to $37.8 million from $29.2 million, a 29.4% increase, partly due to the increase in outstanding principal amount of loans by over 10.4% as a result of the financing of the newbuildings.

Cash settlements on both hedging and non-hedging interest rate swaps, based on the difference between fixed payments and variable six and three-month LIBOR, decreased to $4.7 million from $5.0 million, as two swaps expired in 2016 and two others became effective during the period.

The average loan financing cost in 2016, including the impact of all interest rate swap cash settlements, was 2.7% compared to 2.5% for 2015. Capitalized interest, which is based on expenditures incurred to date on vessels under construction, was $4.0 million in 2016, compared to $3.4 million in 2015, the increase being due to the extra vessels under construction in 2016.

There was a positive movement in the fair value (mark-to-market) of the non-hedging interest rate swaps in 2016 of $1.0 million compared to a positive movement of $2.2 million in 2015.

In 2015, other finance costs include a charge of $1.3 million for finance project costs which were expensed as they would have to be repeated if the project to which they relate actually occurs.

During 2015, the Company entered into seventeen bunker call option agreements at different strike levels, covering the fourth quarter of 2015 and the 2016 and 2017 years. The premium paid for all the call options was $1.4 million. Five call options were expired as of December 31, 2015. During 2016, the Company entered into two bunker call options and paid a premium of $0.3 million. During 2016, nine call options expired. The fair market value of the remaining five options at December 31, 2016 amounted to $1.3 million.

The changes in fair value of these bunker call options during 2016 and 2015 amounting to $1.1 million (positive) and $0.2 million (positive), respectively, have been included in “Change in fair value of non-hedging bunker instruments” in the table above. During 2015, the Company had three bunker put options, which expired as of December 31, 2015 and the change in fair value of $2.4 million (negative) has been included in “Change in fair value of non-hedging bunker instruments” in the table above.

During 2016, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by vessel Ulysses. The changes in fair values amounting to $2.5 million (positive) of these financial instruments have been included in “Change in fair value of non-hedging bunker instruments” in the table above. During 2015, the Company had seven bunker swaps which expired as of December 31, 2015 and the change in fair value of $9.2 million (positive) has been included in “Change in fair value of non-hedging bunker instruments” in the table above.

Amortization of loan expenses was $1.8 million in 2016 compared to $1.3 million in 2015. Other bank charges amounted to $0.1 million in both 2016 and 2015.

Interest income

For 2016, interest income amounted to $0.6 million compared to $0.2 million in 2015. The increase is due to higher interest rates in 2016 compared to 2015. There was no investment income or loss in either year.

Non-controlling interest

Net income attributable to the non-controlling interest (49%) in the subsidiary which owns the companies owning the vessels Maya and Inca amounted to $0.7 million in 2016 and $0.2 million in 2015. The increase is due to the more favorable time-charters entered into by the vessels during the course of 2016.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net income attributable to Tsakos Energy Navigation Limited for 2016 was $55.8 million, or $0.47 per share basic and diluted, before taking into account the cumulative dividend of $15.9 million on our preferred shares, versus net income of $158.2 million, or $1.69 per share basic and diluted, before taking into account the cumulative dividend of $13.4 million on our preferred shares for 2015.

Liquidity and Capital Resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our newbuilding commitments, other expected capital expenditures on dry-dockings and vessel acquisitions, which in total equaled $305.9 million in 2017, $587.7 million in 2016 and $225.9 million in 2015, will again require us to expend cash in 2018, although we do not have any contracted newbuildings or vessel acquisitions as of the date of this report. Net cash flow generated by operations is our main source of liquidity. Apart from the possibility of raising further funds through the capital markets, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have related to the acquisition of specific vessels.

We believe, given our current cash holdings and the number of vessels we have on time charter, that if market conditions remain relatively stable throughout 2018, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs for the next twelve months, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. To avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Working capital (non-restricted net current assets) amounted to a negative $50.5 million at December 31, 2017 compared to a negative $48.0 million at December 31, 2016. Of our $1.8 billion of debt as of December 31, 2017, $229.0 million is scheduled to be repaid in 2018.

Current assets decreased to $304.4 million at December 31, 2017 from $358.3 million at December 31, 2016, mainly due to the disposal in 2017 of two vessels accounted for as held for sale as at the end of 2016. Non-restricted cash balances were $189.8 million as of December 31, 2017 compared to $187.8 million as of December 31, 2016. Accounts receivable decreased to $27.4 million from $38.3 million at the end of 2016. Current liabilities decreased to $338.9 million at December 31, 2017, from $393.3 million at December 31, 2016. Payables decreased by $5.6 million.

Net cash provided by operating activities was $170.8 million in 2017 and $170.4 million in 2016. Expenditures for dry-dockings are deducted from cash generated by operating activities. Total expenditures during 2017 on dry-dockings amounted to $12.5 million compared to $11.6 million in 2016. In 2017, dry-docking was performed on the aframaxes Izumo Princess and Sakura Princess, on the suezmaxes Silia T, Decathlon, Antarctic, Arctic and Euro, on the handysize product carriers Andromeda, Aegeas, Byzantion and Bosporos, and on the DP2 suezmax shuttle tanker Rio 2016, twelve vessels in total. Expenditure was higher in 2017 due to the higher number of vessels that undertook dry-docking.

Net cash used in investing activities in 2017 amounted to $241.8 million. $293.4 million was paid for the acquisition of the VLCC Hercules I, the DP2 suezmax tanker Lisboa, and the aframax tankers Marathon TS, Sola TS, Oslo TS, Stavanger TS and Bergen TS. $51.6 million was received as proceeds on the sale of the two suezmaxes Eurochampion 2004 and Euronike. In 2016, we paid $464.8 million for the acquisition of the suezmax tanker Decathlon, the aframax tankers Elias Tsakos, Thomas Zafiras, Leontios H and Parthenon TS, the panamaxes Sunray and Sunrise, the VLCC Ulysses and the LNG carrier Maria Energy. A further amount of $109.6 million was paid as yard advances for vessels under construction and $1.7 million for additions and improvements on our existing fleet.

At December 31, 2017, we had no vessels under construction. An amount of $1.65 million paid for a previous shuttle tanker project and subsequently cancelled will be used against the contract price of any other vessel the Company may order from the yard in the future. In December 2017, the suezmax tankers Eurochampion 2004 and Euronike were sold to a third party for net proceeds of $65.2 million, of which $13.0 million will be paid at the end of five years, subject to certain conditions. The vessels are chartered back for a period of five years. The sale generated a net loss of $3.9 million and released cash of $15.6 million after the prepayment of related loans. In 2016 there were no vessel sales.

Net cash provided by financing activities in 2017 amounted to $72.9 million compared to $303.8 million in 2016. Proceeds from new bank loans in 2017 amounted to $397.1 million compared to $777.5 million in 2016. Repayments of debt amounted to $400.1 million in 2017, which included $110.9 million balloon repayments on the maturity of certain loans, $76.6 million prepayments on certain pre-delivery financing and $36.0 million on repayment due to sale of vessels Eurochampion 2004 and Euronike.

In 2017, dividends of $0.05 per common share were paid in April, July, November and December 2017. Total dividend payments to common shareholders in 2017 amounted to $17.1 million, compared to $24.5 million in 2016. On March 12, 2018, a dividend of $0.05 per common share, payable on May 10, 2018 to shareholders of record as of May 3, 2018 was declared. The dividend policy of the Company is to pay a dividend on a quarterly basis. However, the payment and the amount are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

Dividends of $0.50 per share for the 8.00% Series B Preferred Shares, were paid each on January 30, May 1, July 31 and October 30, 2017, totaling in aggregate $4.0 million, and on January 30, 2018, totaling $1.0 million.

Dividends of $0.5547 per share for the 8.875% Series C Preferred shares was paid each on January 30, May 1, July 31 and October 30, 2017, totaling in aggregate $4.4 million and on January 30, 2018, totaling $1.1 million.

Dividends of $0.5469 per share for the 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares, were paid on February 28, May 30, August 28, and November 28, 2017, totaling in aggregate $7.5 million, and on February 28, 2018, totaling $1.9 million.

Dividends for the 9.25% Series E Cumulative Redeemable Perpetual Preferred Shares of $0.34045 per share were paid on May 30, 2017 and of $0.5781 per share were paid on August 28, and November 28, 2017, totaling in aggregate $6.9 million, and on February 28, 2018, totaling $2.6 million.

Preferred share dividends on the Series B and C Preferred Shares will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by the Company’s Board of Directors. Preferred share dividends on Series D Preferred Shares are payable quarterly in arrears on the 28th day of February, May, August and November of each year, when, as and if declared by the Company’s board of directors. As of December 31, 2017, the Company was in full compliance with all the covenants contained within the terms of its Series B and C Preferred Shares.

In 2016, the Company repurchased 3,705,286 common shares in the open market, as treasury stock for a total amount of $20.7 million under its $40 million buy-back program. The buy-back program has been suspended.

In February 2017, the Company started a $40.0 million at-the-market program to sell common and preferred shares from time to time. As at April 2, 2018, net proceeds of $11.7 million has been raised, with the sale of 2,577,368 common shares.

On April 5, 2017, we issued 4,600,000 Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing May 28, 2017, in an amount of $0.578125 per share during the fixed rate period from original issuance to, but excluding, May 28, 2027, when, as and if declared by our Board of Directors.

From time to time and depending upon market conditions, we may consider various capital raising alternatives to finance the strategic growth and diversification of our fleet. Any such capital raising transactions may be at the Tsakos Energy Navigation Limited or subsidiary level, to which interests in certain vessels in our fleet and rights to receive related cash flows would be transferred, as well as other capital raising alternatives available to us at that particular time.

Investment in Fleet and Related Expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. We continue to have an active fleet development program resulting in a fleet of modern and young vessels with an average age of 7.5 years at April 4, 2018. We raise the funds for such investments in newbuildings mainly from borrowings and partly out of internally generated funds and equity issuance transactions. Newbuilding contracts generally provide for multiple staged payments of 10%, with the balance of the vessel purchase price paid upon delivery. In the case of newbuildings, pre-delivery financing is arranged to finance part of the installment payments to the shipbuilding yard and delivery finance is arranged for the last installment to the yard on delivery of the vessels. Otherwise, for the equity portion of an investment in a newbuilding or a second-hand vessel, we generally pay from our own cash approximately 30% of the contract price. Repayment of the debt incurred to purchase the vessel is made from vessel operating cash flow, typically over two to twelve years, compared to the vessel’s asset life of approximately 25 years (LNG carriers 40 years).

Debt

As is customary in our industry, we anticipate financing the majority of our commitments on vessel newbuildings with bank debt. Generally, we raise 70% of the vessel purchase price with bank debt for a period of between two and twelve years (while the expected life of a tanker is 25 years and an LNG carrier is 40 years). For vessels for which we have secured long-term charters with first-class charterers, we would expect to raise up to 80% of the vessel purchase price with bank debt. Our existing credit facilities require us and certain of our subsidiaries to comply with certain operating and financial covenant restrictions. See “Note 6 – Long Term Debt” to our audited consolidated financial statements filed as Exhibit 99.1 to the Report on Form 6-K to which this Management’s Discussion and Analysis of Financial Condition and Results of Operations is an exhibit.